Pacific Rim Mining Corp.
Interim Consolidated Balance Sheets
(Prepared by Management)
In thousands of U.S. Dollars

	As at	As at
	January 31,	April 30,
ASSETS	2007	2006
	(unaudited)
Current Assets
Cash, cash equivalents and bullion
Cash and cash equivalents	$950	$1,757
Temporary investments (Note 4)	9,186	14,620
Bullion (Note 5)	1,370	533
Receivables	268	166
Production inventory	296	278
	12,070	17,354

Advance on Option Payment (Note 8(a)(ii))	300	-
Property, Plant and Equipment (Note 6)	4,784	4,307
Closure Fund (Note 7)	3,356	3,248
	$20,510	$24,909

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$1,393	$882
Accrued closure costs- current portion (Note 9)	99	143
	1,492	1,025

Accrued Closure Costs (Note 9)	1,854	1,849
	3,346	2,874

SHAREHOLDERS’ EQUITY
Share Capital (Note 10)
Authorized:
unlimited common shares without par value
Issued and fully paid:	74,856	74,178
107,035,398 shares outstanding (105,590,960 @
Apr.30/06)
Contributed Surplus - Statement attached	2,007	1,181
Deficit - Statement attached	(59,699)	(53,324)
	17,164	22,035
	$20,510	$24,909

APPROVED BY THE BOARD OF DIRECTORS:

“Paul B. Sweeney”	, Director

“Catherine McLeod-Seltzer”	, Director

- See Accompanying Notes -

Pacific Rim Mining Corp.
Interim Consolidated Statements of Income (Loss)
(Prepared by Management)
In thousands of U.S. Dollars, except per share amounts
(unaudited)

	Three Months Ended		Nine Months Ended
	January 31		January 31
	2007	2006	2007	2006
Revenue
Sales	$1,044	$2,649	$5,249	$6,079

Cost of Sales
Operating costs	539	1,252	3,229	3,252
Depreciation, depletion and
amortization	5	7	13	18
	544	1,259	3,242	3,270
Mine Operating Income	500	1,390	2,007	2,809

Expenses (Income)
Exploration
- direct	2,308	1,679	6,826	4,206
- stock-based
compensation (Note 10)	66	11	181	41
General and administrative
- direct	560	335	1,566	808
- stock-based
compensation	86	29	640	145
Foreign exchange	516	(14)	575	(40)
Gain on sale of property,
plant and equipment	-	(10)	-	(10)
Interest income	(152)	(33)	(509)	(111)
	3,384	1,997	9,279	5,039

Loss Before Unusual Item	(2,884)	(607)	(7,272)	(2,230)

Recovery of Investment In
Andacollo Mine (Note 1 &
13(b))	-	(17)	1,000	3,333
Income (Loss) for the
Period Before Taxes	(2,884)	(624)	(6,272)	1,103

Income Taxes	(90)	-	(103)	-

Income (Loss) for the
Period	(2,974)	(624)	(6,375)	1,103
Income (Loss) Per Share -
Basic and Diluted	$(0.03)	$(0.01)	$(0.06)	$0.01
Weighted average shares
outstanding during the
period	106,883,497	81,405,284	106,519,077	81,121,331

- See Accompanying Notes -

Pacific Rim Mining Corp.
Interim Consolidated Statements of Shareholders’ Equity
(Prepared by Management)
In thousands of U.S. Dollars
(unaudited)

	Share Capital – Common Shares
			Contributed	Accumulated	Total
	Number	Amount	Surplus	Deficit	Equity

Balance - April 30, 2006	105,590,960	$74,178	$1,181	$(53,324)	$22,035
Shares issued for cash –
options exercised	959,000	293	-	-	293
Shares issued for cash –
warrants exercised	233,438	169	-	-	169
Fair value of warrants
exercised	-	33	(33)	-	-

Shares issued for services	152,000	111	-	-	111
Shares issued for property
option payment	100,000	72	-	-	72
Warrants issued for property
option payment	-	-	38	-	38

Stock-based compensation	-	-	821	-	821

Loss for the period	-	-	-	(6,375)	(6,375)

Balance – January 31, 2007	107,035,398	$74,856	$2,007	$(59,699)	$17,164

- See Accompanying Notes –

Pacific Rim Mining Corp.
Interim Consolidated Statements of Cash Flows
(Prepared by Management)
In thousands of U.S. Dollars
(unaudited)

	Three Months		Nine Months
	Ended		Ended
	January 31		January 31

	2007	2006	2007	2006
Operating Activities
Income (Loss) for the period	$(2,974)	$(624)	$(6,375)	$1,103
Adjustment to reconcile income (loss)
to cash flow provided by operations:
Depletion, depreciation and
amortization	9	12	23	30
Stock-based compensation	152	40	821	186

Stock issued for services	-	-	111	-
Stock issued for property option
payment	72	-	72	-
Warrants issued for property option
payment	38	-	38	-
Gain on sale of property, plant and
equipment	-	(10)	-	(10)

Accretion cost	52	-	52	-

Net interest earned on closure fund	(38)	(32)	(108)	(93)
	(2,689)	(614)	(5,366)	1,216
Changes in non-cash working capital:
Accounts payable and accrued
liabilities	318	236	510	(212)
Closure cost expenditures	(16)	(17)	(91)	(84)
Inventories	(750)	4	(855)	(234)
Receivables	(77)	(542)	(101)	(471)
Cash Flow Provided by (Used for),
Operating Activities	(3,214)	(933)	(5,903)	215
Investing Activities
Temporary investment redemption	3,189	-	5,433	-
Purchase of property, plant and
equipment	(255)	(12)	(500)	(26)
Advance on option payment	(300)	-	(300)	-
Proceeds from sale of property, plant
and equipment	-	10	-	10
Cash Flow Provided By Investing
Activities	2,634	(2)	4,633	(16)
Financing Activities
Shares issued for cash, net of
issuance cost	170	14	462	347
Cash Flow Provided By Financing
Activities	170	14	462	347

Net Increase (Decrease) in Cash and
Cash Equivalents	(410)	(921)	(807)	546
Cash and cash equivalents -
Beginning of period	1,360	2,261	1,757	794
Cash and Cash Equivalents - End of
Period	$950	$1,340	$950	$1,340

- See Accompanying Notes -

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
January 31, 2007
In thousands of U.S. Dollars, except per share amounts
(unaudited)

1.	Nature of Operations and Basis of Presentation

The Company is involved in the exploration, development and operation of gold properties. The Company owns a 49% interest in the Denton-Rawhide Mine, located near Fallon, Nevada, U.S.A., a 100% interest in certain mineral properties, known as El Dorado, located in El Salvador and exploration interests in other mineral claims in El Salvador, Chile and Argentina.

Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) applicable in Canada.

These interim consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Dayton Mining (US) Inc., Pacific Rim Exploration Inc., Pacific Rim Cayman, Pacific Rim El Salvador S.A. de C.V., Dorado Exploraciones S.A. de C.V., Pac Rim Caribe III, International Pacific Rim S.A. and Pacific Rim Chile Limitada.

The 49% joint venture interest in Denton-Rawhide is accounted for on the proportionate consolidation basis.

The United States dollar is the Company’s principal reporting currency and the currency of measurement for all financial transactions reported in these interim consolidated financial statements.

The accompanying unaudited interim consolidated financial statements (the “financial statements”) have been prepared by management in accordance with the accounting principles and methods of application disclosed in the Company’s audited consolidated financial statements for the fiscal year ended April 30, 2006.

The financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly these financial statements should be read in conjunction with the audited financial statements and accompanying notes contained in the Company’s annual report for the year ended April 30, 2006 (the “Annual Report”).

The carrying values of the assets and liabilities of the Chilean operating subsidiary that owns the permanently closed Andacollo Mine were written off in December, 2000 with a corresponding charge to income at that time. Proceeds from creditor distributions and payments related to subsequent sales of the previously written off assets are credited in the year received to income as “Recovery of Investment in Andacollo Mine”.

2.	Significant Accounting Policies and Accounting Changes

The Company has not adopted any new accounting policies or implemented any accounting changes during the current reporting period. For previous periods please refer to the Company’s annual report.

3.	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, temporary investments, receivables, closure fund, and accounts payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
January 31, 2007
In thousands of U.S. Dollars, except per share amounts
(unaudited)

4.	Temporary Investments

	January 31,	April 30,
	2007	2006
Guaranteed Investment Certificate *	$9,186	$14,620
Maturity date	August 24, 2007	April 03, 2007
Interest Rate per annum	4.0%	3.6%

* The guaranteed investment certificates, guaranteed by a large North American banking institution are callable on demand and pay interest on all amounts invested for more than thirty days.

5.	Bullion

	January 31, 2007		April 30, 2006
	Gold	Silver	Gold	Silver
Ounces at refinery	3,383	31,153	1,200	11,929
Market value per ounce ($/oz.)	$652.30	$13.52	$652	$13.50
Market value	$2,207	$421	$782	$161
Total market value	$2,628		$943
Valuation – lower of cost and market	$1,370		$533

6.	Property, Plant and Equipment

	January 31,	April 30,
	2007	2006
Office Equipment and Vehicles	$220	$207
Accumulated depreciation	(201)	(190)
	19	17
Rawhide Mining Facility	24,389	24,135
Accumulated depreciation and amortization	(24,107)	(24,093)
	282	42
Mining Property Acquisition Costs – El Salvador	4,483	4,248
	$4,784	$4,307

7.	Closure Fund

The Denton-Rawhide Closure Fund investments of $3,356 at January 31, 2007 (April 30, 2006 - $3,248) are held in a trust managed by a Trustee that is a large North American banking institution. The trust funds are invested in mutual funds composed of U.S. Government guaranteed fixed income securities with maturities of one to five years. The fair market value of the funds at January 31, 2007 was approximately $3,398 (April 30, 2006 - $3,276).

At January 31, 2007, the closure trust funding is in excess of estimated total closure cost liabilities. The Company will not have access to any excess funding of these trusts until all related closure liabilities are satisfied and reclamation work is deemed complete by the Denton-Rawhide joint venture operator. Completion date of the reclamation work cannot be reasonably estimated at this time.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
January 31, 2007
In thousands of U.S. Dollars, except per share amounts
(unaudited)

8.	Mineral Properties

	a)	El Salvador Properties

The Company holds a 100% interest in certain mineral properties in El Salvador known as El Dorado. An Environmental Impact Study has been submitted to governmental authorities for their consideration and required approval before the exploration licence can be converted to an exploitation concession which is required to carry out mining in the licence area.

i)

Annual advance minimum royalty payments are required on the El Dorado property, which are the greater of $50 per year or a 3% net smelter return royalty (“NSR”). The Company has the right to purchase the NSR for $4,000 ($1,000 for 1.5% and $3,000 for the remainder) provided that the royalty is at least partially acquired within six months of commercial production.

All licences are subject to an El Salvador governmental NSR of 2%.

ii)

By agreement dated March 29, 2006, the Company has superseded an option agreement dated November 14, 2003 to acquire a parcel of land suitable for mineral exploitation activities within the El Dorado exploration licence area. Under the terms of the new agreement the Company has prepaid an annual rental fee in the amount of $29 with the option to purchase the parcel for a payment of $971 at any time up to April 1, 2007. During the third quarter, the Company commenced the process of exercising its option to purchase the parcel and advanced $300 of the $971 payment.

		iii)	The Company maintains an additional 4 exploration licences adjacent to the El Dorado property known as Santa Rita, Guaco, Huaucuco and Pueblos.

iv)

By agreement dated February 6, 2006, the Company agreed to acquire from a consortium of private companies a 100% interest in an El Salvador exploration concession to be known as the Zamora property. This agreement was subsequently amended in September 2006 to include the acquisition of a 100% interest in the Cerro Colorado claims while maintaining the provisions in the agreement for the Company’s acquisition of the Zamora claims. Under the terms of the amended agreement, the Company maintains an option to purchase the Cerro Colorado and Zamora exploration concessions by making advance royalty payments as follows:

Upon TSX approval of the agreement:	100,000 shares plus 100,000 warrants of the Company
Yearly payments:	The greater of:
First anniversary	100,000 shares or $100 in shares of the Company
Second anniversary	140,000 shares or $140 in shares of the Company
Third anniversary	200,000 shares or $200 in shares of the Company
Fourth anniversary	300,000 shares or $300 in shares of the Company
Fifth and subsequent anniversaries	400,000 shares or $400 in shares of the Company

The advanced royalty payments will continue until production is achieved or the exploration concessions expire. Title to 100% of the Cerro Colorado and Zamora claims will be transferred to the Company at such time as a positive production decision is made by the Company. Upon achievement of commercial production from the Cerro Colorado or Zamora claims, the vendor will receive a 3% net smelter royalty to a maximum purchase price of $10,000 (inclusive of the value of the advance royalty payments made).

Upon TSX approval of the original agreement, 50,000 shares were issued on March 8, 2006. Upon TSX approval of the amended agreement, 100,000 shares and 100,000 warrants of the Company were issued on November 8, 2006. On February 13, 2007, 100,000 shares were issued pursuant to the first anniversary payment.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
January 31, 2007
In thousands of U.S. Dollars, except per share amounts
(unaudited)

8.	Mineral Properties - Continued

	b)	Denton-Rawhide Joint Venture

		i)	The Company owns a 49% interest in the Denton-Rawhide Mine. The Company’s 49% interest in assets and liabilities related to the joint venture is summarized as follows:

	January 31,	April 30,
	2007	2006
Current assets	$2,047	$814
Property, plant and equipment	282	42
Closure fund	3,356	3,248
Current liabilities	(948)	(415)
Long-term liabilities	(1,855)	(1,849)
Net assets	$2,882	$1,840

The condensed statements of operating income of the Company’s 49% interest are as follows:

	Three Months Ended		Nine Months Ended
	January 31,	January 31,	January 31,	January 31,
	2007	2006	2007	2006
Sales	$1,044	$2,649	$5,249	$6,079
Costs and expenses	(544)	(1,259)	(3,242)	(3,270)
Net income	$500	$1,390	$2,007	$2,809

The condensed statements of cash flows of the Company’s 49% interest are as follows:

	Three Months Ended		Nine Months Ended
	January 31,	January 31,	January 31,	January 31,
	2007	2006	2007	2006
Cash flows provided by (used
for) operations	$(149)	$1,178	$1,374	$2,056
Cash flows provided by (used
for) investment activities	(254)	10	(254)	(4)
Cash flows provided by (used
for) financing activities	-	-	-	-

Net cash flows	$(403)	$1,188	$1,120	$2,052

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
January 31, 2007
In thousands of U.S. Dollars, except per share amounts
(unaudited)

8.	Mineral Properties - Continued

	b)	Denton-Rawhide Joint Venture - continued

ii)

By agreement dated October 28, 2004 and subsequently amended effective October 1, 2006, between the Company and Kennecott Rawhide Mining Company (the Denton-Rawhide joint venture partners – “Rawhide”) and Nevada Resource Recovery Group LLC (“NRRG”), Rawhide has agreed to the transfer of certain properties and assets required for an approved landfill business. The landfill will be operated and permitted by NRRG, utilizing the existing mine open pits as landfill sites, to dispose of permitted non-hazardous municipal wastes. As consideration for certain real property, including access and water rights, NRRG will pay $1,500. $500 of the amount has been paid into trust to fund additional activities needed to close the transaction, including the acquisition of title to additional lands within the area of interest to perfect the title of lands required for the operation. Should Rawhide complete these items and NRRG does not or is not able to complete their undertakings, any unspent balance in the trust will be released to Rawhide. The $1,000 balance of the consideration is to be paid on the closing date. Upon closing Rawhide and NRRG will sign a royalty payment agreement based on tipping fees generated by the landfill operation. Additional consideration, still to be determined, for certain buildings and other property required for the operation, will be paid to Rawhide on closing. The $500 received from NRRG has not been reflected in these financial statements as Rawhide has not yet removed the conditions for release from escrow. The October 1, 2006 amendment extended the closing date of the sale of the lands comprising the Denton-Rawhide open pits to on or before October 31, 2007 (formerly October 31, 2006).

c)	Other Exploration Properties

The Company holds exploration rights on mineral claims in Argentina and Chile which are largely unexplored and undeveloped.

9.	Accrued Closure Costs

The Company estimates its share of closure liabilities at the Denton-Rawhide Mine to be $1,953 at January 31, 2007 (April 30, 2006 - $1,992) of which $1,854 (April 30, 2006 - $1,849) is long-term and $99 (April 30, 2006 - $143) is current. Accrued closure costs consist of a pension liability component and an asset retirement obligation component. The closure fund (Note 7), held in trust, is provided as security to the mine operator for the Company’s portion of estimated closure liabilities.

Estimated closure liabilities are as follows:

	January 31, 2007		April 30, 2006
Current		$
Pension Liability	$90		90
Asset retirement obligation	9		53
	99		143
Long-term
Pension Liability	$399		$399
Asset retirement obligation	1,455		1,450
	1,854		1,849

Accretion cost during the period	$52		91

Reclamation expenditures during the period	$(91)		$(33)

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
January 31, 2007
In thousands of U.S. Dollars, except per share amounts
(unaudited)

10.	Share Capital

Common Shares

The Company filed a Notice of Alteration of Articles, under the new Business Corporations Act (British Columbia) which, effective January 20, 2005 altered its authorized share structure from 1,000,000,000 common shares to an unlimited number of common shares.

Stock and warrants issues

On November 8, 2006, 100,000 shares and 100,000 warrants were issued under the terms of the Cerro Colorado exploration agreement dated February 6, 2006 and subsequently amended in September 2006 (see Note 8(a)(iv)).

The $38 non cash fair value of these warrants as calculated using the Black Scholes Option Pricing Model was charged as exploration expenditures.

	Number of warrants	Exercise price ($Cdn)	Expiry
April 30, 2006	1,195,000	0.84	February 28, 2007
Issued	100,000	0.81	November 07, 2009
Exercised	(233,438)	0.84	February 28, 2007
January 31, 2007	1,061,562

Subsequent to January 31, 2007, all warrants expiring on February 28, 2007 were exercised by the expiry date.

The assumptions used to determine the cost in the warrants pricing model are summarized below:

Date of warrant grant	November 8, 2006
Average risk free interest rate	4.00%
Average expected option life	2 years
Stock volatility – based on trading history	54.138%
Dividend payments during life of option	none
Total fair value of warrants granted	$38

Stock Options

In April 2002 Dayton Mining Corporation and Pacific Rim Mining Corporation were amalgamated. The stock options outstanding at that date were combined, provided that upon surrender, termination or expiry without exercise the shares would not be available for the grant of new options.

In October 2002 shareholders approved a stock option and bonus plan under which, up to 6,000,000 common shares are reserved for the grant of stock options and up to 367,000 common shares were reserved for the grant of bonus shares to directors, employees or consultants (“eligible parties”).

On August 29, 2006, shareholders adopted an evergreen incentive stock option plan (“2006 Plan”) whereby the maximum number of shares reserved for grant to Eligible Parties under the 2006 Plan is equal to 10% of the number of shares outstanding at the time of the grant, including all outstanding option granted under the 2002 Plan. The 2006 Plan replaces the 2002 Plan and the Company has discontinued granting any options under the 2002 Plan. However, any outstanding options granted under the 2002 Plan will continue to be governed by the 2002 Plan.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
January 31, 2007
In thousands of U.S. Dollars, except per share amounts
(unaudited)

Current option details are as follows:

		Number of Options

	Pre				Weighted Average
	Amalgamation	October	August		Exercise Price
	Plans	2002 Plan	2006 Plan	Total	(in Cdn $)	Expiry
Options outstanding at
April 30, 2006	959,000	4,267,500	-	5,226,500	$0.64	2006-2010
Granted/(Expired/Exercised)
	-	1,000,000	-	1,000,000	$0.83	2011
during 9 months ended January
31, 2007:	-	-	1,595,000	1,595,000	$0.95	2007-2011

	(959,000)	-	-	(959,000)	$0.29	2006
Options outstanding at
January 31, 2007	-	5,267,500	1,595,000	6,862,500		2007-2011

Vested as at January 31, 2007	-	4,284,167	741,666	5,025,833		2007-2011

The following table summarizes information about stock options outstanding to directors and employees as at January 31, 2007.

	Exercise Price	Number	Number
Expiry Date	(in Cdn $)	Outstanding	Vested
April 18, 2007	$0.62	1,685,000	1,685,000
July 23, 2008	$0.43	130,000	130,000
October 8, 2008	$0.85	1,190,000	1,190,000
February 18, 2010	$0.75	1,250,000	933,333
January 26, 2008	$0.93	12,500	12,500
June 15, 2011	$0.74	500,000	166,667
August 27, 2011	$0.92	500,000	166,667
August 28, 2011	$0.92	1,470,000	700,000
December 03, 2011	$1.34	125,000	41,666
		6,862,500	5,025,833

Stock-based compensation expenses as calculated using the Black-Scholes Option Pricing Model are summarized below with the assumptions used in the pricing model.

Stock-based Compensation
Expense

	Three Months Ended		Nine Months Ended
	January	January	January	January
	31, 2007	31, 2006	31, 2007	31, 2006
Administrative costs	$86	$29	$640	$145
Exploration costs	66	11	181	41
Total stock-based comp.	$152	$40	$821	$186

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
January 31, 2007
In thousands of U.S. Dollars, except per share amounts
(unaudited)

Black-Scholes Assumptions for option grants during quarter ended January 31, 2007

Date of option grant	December 4,	August 29,	August 28,	June 16,
	2006	2006	2006	2006
Average risk free interest rate	3.75%	4.05%	4.07%	4.29%
Average expected option life	4 years	4 years	4 years	4 years
Stock volatility – based on trading history	76.589%	77.874%	77.902%	79.015%
Dividend payments during life of option	none	none	none	none
Total fair value of option granted	$103	$797	$273	$226

For information regarding the fair value of previously granted options and the assumptions used in calculating the fair value please refer to the April 30, 2006 annual report.

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company’s stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company’s stock option awards.

11.	Gold Forward Sales Contracts – (Metal Prices in U.S. Dollars)

At January 31, 2007, the Company had no outstanding forward sales contracts. At April 30, 2006, the Company’s gold forward sales contract position consisted of 3,000 ounces for future delivery of gold at various dates from May 2006 to October 2006 at an average price of $639 per ounce.

The credit risk exposure related to the Company’s gold hedging activities is limited to the unrealized gains (losses) on outstanding contracts based on current market prices. The Company’s gold hedging contract counter parties are large international credit-worthy institutions.

12.	Income Taxes

The Company has used prior period losses to eliminate income taxes that would otherwise be payable on current period income, except in the United States, where the Company’s US subsidiary, Dayton Mining (U.S.) Inc. is currently in a taxable position.

13.	Commitments

a) Lease Commitments

The Company is committed to payments under operating leases for office premises, office equipment and vehicles described in Note 13 of the audited consolidated financial statements contained in the April 30, 2006 annual report of the Company.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
January 31, 2007
In thousands of U.S. Dollars, except per share amounts
(unaudited)

13.	Commitments - continued

b) Sale of Subsidiaries Owning Andacollo Mine Property

The Company entered into an agreement dated September 21, 2005, with an arms-length buyer, to sell 100% of the shares of the Cayman and Chilean subsidiaries that owned the previously written off Andacollo Mine assets for a total price of $5,400. $3,000 of the sale price was received upon signing the agreement. The first payment of $1,000 against a $2,400 promissory note was received on September 20, 2006 as scheduled. The remaining payment of $1,400 due on September 20, 2007 will be recorded when received. The promissory note bears no interest and is secured by a charge over the assets sold.

14.	Segmented Information

	January 31,	April 30,
	2007	2006
Total Assets
Canada	$9,826	$16,392
USA	5,712	4,146
El Salvador	4,973	4,347
Argentina	(1)	24
Chile	-	-
Total	$20,510	$24,909

Total Property, Plant and Equipment
Canada	$19	$15
USA	282	44
El Salvador	4,483	4,248
Argentina	-	-
Chile	-	-
Total	$4,784	$4,307

	Three Months Ended		Nine Months Ended

	January 31,	January 31,	January 31,	January 31,
	2007	2006	2007	2006

Revenue, Excluding Interest Income
USA	1,044	2,649	5,249	$6,079

Total	$1,044	$2,649	$5,249	$6,079

Depreciation, Depletion and Amortization
Canada	$4	$5	$10	$4
USA	4	5	13	14
El Salvador	-	-	-	-
Argentina	-	-	-	-
Chile	-	-	-	-

Total	$8	$10	$23	$18

Net Income (Loss)
Canada	$(922)	$(224)	$(2,068)	$(633)
USA	322	1,281	1,682	2,524
El Salvador	(2,301)	(1,596)	(6,770)	(3,975)
Argentina	(74)	(43)	(217)	(113)
Chile	1	(42)	998	3,299

Total	$(2,974)	$(624)	$(6,375)	$(1,103)

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
January 31, 2007
In thousands of U.S. Dollars, except per share amounts
(unaudited)

15.	Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current period’s presentation.